UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333-278392).

Other Events

Extraordinary Shareholders’ Meeting

On July 29, 2026, Genenta Science S.p.A. (the “Company”) held an Extraordinary Shareholders’ Meeting in virtual meeting format.

At the meeting, the proposal to amend Article 1 of the Company’s by-laws to change the Company’s corporate name from Genenta Science S.p.A. to Saentra Forge S.p.A. was not put to a vote. At the request of the Company’s shareholders, consideration of the proposal was deferred in order to allow for the completion of ongoing evaluations relating to the Company’s communication, branding, and corporate identity strategy and to provide additional time for shareholder consultations. The proposal will be considered at a reconvened Extraordinary Shareholders’ Meeting scheduled for September 10, 2026, at 5:00 p.m. CET, on first call, and, if necessary, September 11, 2026, at 5:00 p.m. CET, on second call.

The Company’s shareholders approved the remaining proposals on the agenda by a substantial majority, as detailed below.

Delegation to the Board to Increase Share Capital and Issue Convertible Bonds

The Company’s shareholders approved the proposal to grant the Board of Directors of the Company (the “Board”), pursuant to Articles 2443 and 2420-ter of the Italian Civil Code, authority for a period of five years to:

●	increase the Company’s share capital, in one or more tranches, by an aggregate amount of up to €300,000,000, including any share premium;
●	issue up to 120,000,000 new ordinary shares of the Company (subject to adjustment in connection with any reverse stock split);
●	issue convertible bonds within the same aggregate authorization amount.

The authorization provides the Board with flexibility to determine the terms, timing and structure of future issuances consistent with applicable law and the resolutions adopted by the Company’s shareholders, including in connection with strategic transactions, capital raises, equity incentive plans and other corporate purposes.

Reverse Stock Split Authorization

The Company’s shareholders also approved a reverse stock split of the Company’s ordinary shares at a ratio within a range of no. 1 new ordinary share for every no. 10 to no. 20 existing ordinary shares, together with the related amendments to Article 6 of the Company’s by-laws.

The Board has been authorized to determine, in accordance with the parameters set by the Shareholders’ Meeting resolution and within 12 months from the date of the Shareholders’ Meeting, whether to effectuate the reverse split, and if so, the specific ratio within the range approved, the effective date, and implementation of the reverse stock split, including coordinating with Euronext Securities Milan S.p.A., The Bank of New York, as depositary of the Company’s American Depositary Shares, and other applicable authorities. The reverse stock split is intended to assist the Company in maintaining compliance with Nasdaq’s minimum bid price requirement.

If the Board decides to proceed with the reverse split, the Company will announce the effective date of the reverse stock split once determined by the Board.

Forward-Looking Statements

This Report on Form 6-K (this “Report”) contains forward-looking statements that involve risks and uncertainties. These statements include, but are not limited to, statements regarding the reconvened Extraordinary Shareholders’ Meeting, the proposed corporate name change, the implementation and timing of the reverse stock split, future capital raising activities, business strategy, strategic initiatives, and future plans. Forward-looking statements are based on the Company’s current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks are described in the Company’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report. The Company undertakes no obligation to update any forward-looking statements in this Report as a result of new information, future events or otherwise, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi
Name:	Pierluigi Paracchi
Title:	Chief Executive Officer

Dated: July 31, 2026